Mr. Jonathan Leff
466 Lexington Avenue
New York, NY 10017
Allos Therapeutics, Inc., ALTH
March 7, 2005


                                   EXHIBIT 99
                                   ----------
                            Explanation of Responses
                            ------------------------

     On March 4, 2005 (the "Closing Date"), Warburg Pincus Private Equity VIII, L.P. ("WP VIII"), a Delaware limited partnership, purchased 2,262,443 shares of Series A Exchangeable Preferred Stock, par value $.001 per share (the "Exchangeable Preferred Stock"), of Allos Therapeutics, Inc. (the "Company"), at an aggregate purchase price of $49,999,990.30, pursuant to a Securities Purchase Agreement, dated as of March 2, 2005 (the "Purchase Agreement"), by and between the Company and WP VIII. The Company has agreed to call a meeting of its stockholders to approve, among other things, an exchange of the Exchangeable Preferred Stock for shares of the Company's Common Stock. If stockholder approval is obtained, and upon the receipt of the necessary approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, each share of Exchangeable Preferred Stock will be exchanged for 10 shares of the Company's Common Stock (subject to the appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Common Stock); provided that such approvals are obtained by the 15 month anniversary of the Closing Date. If the stockholder approval and HSR Approval are not obtained by the 15 month anniversary of the Closing Date, then the Exchangeable Preferred Stock will remain outstanding pursuant to its terms and will not be exchanged for shares of Common Stock.

     The sole general partner of WP VIII is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WP VIII. The members of WP LLC are substantially the same as the partners of WP. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), WP and WP LLC may be deemed to be the beneficial owners of Common Stock held by WP VIII, although both WP and WP LLC disclaim beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. Mr. Jonathan Leff, a director of the Company, is a general partner of WP and a managing director and member of WP LLC. As such, Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the Common Stock owned by WP VIII. All shares indicated as owned by Mr. Leff are included because of his affiliation with the above entities. Mr. Leff disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. As of March 4, 2005, by reason of his respective relationships with WP VIII, Mr. Leff may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 22,624,430 shares of Common Stock, representing 22,624,430 shares of Common Stock issuable upon automatic exchange of the 2,262,443 shares of Exchangeable Preferred Stock.